Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF INCORPORATION

OF

TELANETIX, INC.

FIRST: The name of this Corporation shall be: Telanetix, Inc.

SECOND: Its registered office in the State of Delaware is to be located at 615 South Dupont Highway, in the City of Dover, County of Kent, 19901 and its registered agent at such address is National Corporate Research, Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The Corporation is authorized to issue a total of Two Hundred Ten Million (210,000,000) shares of stock. Two Hundred Million (200,000,000) shares shall be designated “Common Stock” with a par value of $0.0001 per share and Ten Million (10,000,000) shares shall be designated “Preferred Stock” with a par value of $0.0001 per share.

(b) The Preferred Stock may be divided into such number or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

FIFTH: The name and address of the incorporator is as follows:

Nancy A. Crane

101 West Broadway, Suite 900

San Diego, California 92101

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directors’ duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this 4th day of January 2006.

/s/ NANCY A. CRANE
Nancy A. Crane,
Sole Incorporator